 Exhibit 99.1

April 26, 2022

NOTICE

Pembina Pipeline Corporation ("Pembina") will hold its 2022 annual meeting of shareholders on Friday, May 6, 2022 at 2:00 p.m. (Mountain time) (the "Meeting"). In connection therewith, Pembina has filed a management information circular dated March 18, 2022, a copy of which is available under Pembina's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Pembina's website at www.pembina.com/investors/investor-documents-filings/.

Ms. Ana Dutra has been nominated for election to the Pembina Board of Directors at the Meeting. Ms. Dutra currently serves on four other public company boards, being the Boards of Directors of CME Group Inc., First Internet Bancorp, Amyris, Inc. and Carparts.com, Inc.

Ms. Dutra served on the Board of Directors of Eletrobrás Participações S.A. - Eletropar ("Eletropar"), a subsidiary of Eletrobrás Participações S.A., which has securities listed on the Brasil Bolsa Balcão S.A. To address concerns of potential overboarding, Ms. Dutra has resigned from her position on the Board of Directors of Eletropar.